

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 1, 2024

Ryan Frazier
Chief Executive Officer
Arrived Debt Fund, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Debt Fund, LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed March 18, 2024**
> **File No. 024-12390**

Dear Ryan Frazier:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

Amendment No. 2 to Form 1-A

Cover Page

1. We acknowledge your revised disclosures in response to prior comment 1. Please revise your disclosures on the cover page, and elsewhere as appropriate, to clarify how much of your total offering amount is allocated for the distribution reinvestment portion of the Plan.

Plan of Distribution
Direct Share Purchase Component of the Plan, page 117

2. We acknowledge your response to prior comment 1, including your statement that approximately 3 days prior to each transaction pursuant to the DRIP, participating shareholders will receive an email via the Arrived Platform with an option to cancel their investment. We also note your statement on page 115 that you will file a Form 1-U once

the Plan becomes available. Please revise to disclose whether investors will be provided with a link to the then-current offering circular at the time of the first investment after the DRIP becomes available. Please also explain to us how your current proposed approach will (i) permit investors to provide you with an affirmative confirmation of purchase at the time of each new investment, and (ii) allow you to confirm your eligibility at the time of each investment, in accordance with the requirements of Rule 251. We also refer to your statement that investors will have an option to update their qualified purchaser status. Please revise to clarify whether this is an affirmative confirmation by the investor of its qualified purchaser status prior to each additional investment through the Plan.

 Please contact Pearlyne Paulemon at 202-551-8714 or Dorrie Yale at 202-551-8776 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Mark Schonberger